Webb & Company, PA.

Certified Public Accountants

May 13, 2005

Securities and Exchange Commission

450 Fifth Street. N. W.

Washington. D.C. 20549

RE:	Heritage Scholastic Corporation
File Ref. No 000-4998

We were previously the principal accountant for Nano Chemical Systems Holdings Inc. f/k/a Heritage Scholastic Corporation and. from February 14, 2005, we reported on the consolidated financial statements of Nano Chemical Systems Holdings Inc. f/k/a Heritage Scholastic Corporation and subsidiary as of and for the three months ended December 31, 2004. On May 10, 2005, our appointment as principal accountant was terminated. We have read Nano Chemical Systems Holdings Inc. f/k/a Heritage Scholastic Corporation’s statements included under item 4.01 of its Form 8-K dated May 13, 2005 and we agree with such statements.

Regards,

/s/ Webb & Company, P.A.
Webb & Company, P.A.

1501 Corporate Drive, Suite 290 * Boynton Beach, FL 33426

Telephone: (561) 752-1721 * Fax: (561) 734-8562

www.cpawebb.com